Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 22, 2025

Aaron Brodsky, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Venerable Variable Insurance Trust (File Nos. 811-23910 and 333-274984)

Dear Mr. Brodsky:

On behalf of Venerable Variable Insurance Trust (the “Trust”), this letter responds to comments regarding post-effective amendment no. 2 to the Trust’s registration statement on Form N-1A, which was filed on February 13, 2025, to register three new series of the Trust (the “Funds”). For your convenience, set forth below are your comments followed by the Trust’s responses.

1.	Please provide the Funds’ completed fee tables in the correspondence filing.

Response: The Funds’ completed fee tables and expense examples are included in Appendix A to this letter.

2.	In each Fund’s summary principal investment strategy section, with respect to the reference in a Fund’s 80% policy to “derivatives that have economic characteristics similar to such securities,” please clarify in the disclosure the derivatives that are equity equivalents including the specific derivatives that will be used as part of the principal investment strategies. In addition, please state whether the equity equivalent derivatives include convertible securities.

Response: The Trust represents that the disclosure in the summary principal investment strategy section for each Fund has been clarified as requested and that equity equivalent derivatives may include convertible securities.

3.	Please clarify in the disclosure the purpose derivatives will serve for the Venerable US Large Cap Core Equity Fund.

Response: The Trust believes the current disclosure accurately reflects the purpose derivatives will serve for the Fund (i.e., to provide exposure to the performance of equity securities of U.S. listed large capitalization companies).

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

4.	With respect to the Venerable US Large Cap Core Equity Fund and Venerable World Equity Fund, please address partnership interests in each Fund’s principal risk section or direct the staff to the disclosure. Alternatively, please remove them from the Funds’ principal investment strategy if not applicable.

Response: The Trust represents that partnership interests have been removed from the Funds’ principal investment strategy.

5.	Please supplementally explain whether the partnership interests could include interests in funds relying on the Section 3(c)(1) or 3(c)(7) exclusions under the Investment Company Act of 1940 and, if so, could the interests amount to more than 15% of a Fund’s assets. We may have additional comments.

Response: The Trust represents that partnership interests will not include interests in funds relying on the Section 3(c)(1) or 3(c)(7) exclusions under the Investment Company Act of 1940.

6.	Please confirm that any sector focus by a Fund will be consistent with the Fund’s policy not to concentrate in a particular industry.

Response: The Trust confirms that any sector focus by a Fund will be consistent with the Fund’s policy not to concentrate in a particular industry.

7.	The staff notes that each Fund’s principal risk section includes fundamental investing risk. Please reference fundamental investing in the summary principal investment strategy section or remove the risk from the principal risk section.

Response: The Trust represents that the requested disclosure has been added.

8.	The staff notes that each Fund’s principal risk section includes quantitative investing risk. Please reference quantitative investing in the summary principal investment strategy section or remove the risk from the principal risk section.

Response: The Trust represents that the requested disclosure has been added.

9.	Please supplementally provide the appropriate broad-based securities market index for each Fund for purposes of the performance information.

Response: Below is each Fund’s expected broad-based securities market index.

Fund	Benchmark
Venerable US Large Cap Core Equity Fund	Russell 1000 Index
Venerable Emerging Markets Equity Fund	MSCI Emerging Markets Index
Venerable World Equity Fund	MSCI World Index

10.	Please revise the 80% policy for the Venerable Emerging Markets Equity Fund to make clear that that the derivatives referenced in the policy will be tied to emerging markets companies.

Response: The Trust represents that the policy has been clarified as requested.

11.	Please define participation notes and low exercise price warrants in the Venerable Emerging Markets Equity Fund’s principal investment strategy disclosure.

Response: The Trust represents that the requested disclosure has been added.

12.	Please disclose the minimum percentage of exposure the Venerable World Equity Fund expects to have in non-U.S. countries.

Response: The Trust represents that the disclosure has been updated.

13.	Are investments in emerging market countries part of the Venerable World Equity Fund’s principal investment strategy? If so, please clarify.

Response: The Trust notes that the second paragraph of the Fund’s principal investment strategy states that the Fund may invest a portion of its assets in emerging market countries.

14.	We note that the Venerable Emerging Markets Equity Fund and Venerable World Equity Fund include country focus risk. Please include corresponding disclosure in the Funds’ principal investment strategy or remove the risk from the principal risk section.

Response: The Trust represents that the disclosure has been updated.

15.	We note that the Venerable Emerging Markets Equity Fund and Venerable World Equity Fund include investing in China risk. Please disclose in the Funds’ principal investment strategy or remove the risk from the principal risk section.

Response: The Trust represents that a specific reference to investing in China is included to the Venerable Emerging Markets Equity Fund’s principal investment strategy. It has been removed from the principal risk section for the Venerable World Equity Fund.

16.	We note that the Item 9 principal investment strategy section for the Venerable Emerging Markets Equity Fund and Venerable World Equity Fund includes a reference to the “attractiveness of the investment opportunity.” Please disclose how the attractiveness of investment opportunity is determined.

Response: The Trust represents that paragraph 7 and 8 of each Fund’s Item 9 disclosure currently discloses how the attractiveness of an investment opportunity is determined by the Sub-Adviser and the Non-Discretionary Sub-Advisers.

17.	Please remove the sentence in the Item 9 principal investment strategy section for the Venerable Emerging Markets Equity Fund and Venerable World Equity Fund that states that the “portfolio manager may determine a security is economically tied to an emerging market country based on other criteria.” Alternatively, please disclose the other criteria with specificity. We may have additional comments.

Response: The Trust represents that the requested disclosure has been removed.

18.	In the same Item 9 strategy paragraph for each Fund, please delete “including, but not limited to” and definitively disclose the criteria used for determining an issuer’s country of risk.

Response: The Trust believes the current disclosure is appropriate, as it describes the factors generally used when determining the country of risk for a listed equity security, which is the most common security type for these Funds. As the factors used in determining country of risk differ by security type, the Trust does not believe it is practicable to disclose the full specifications of the country of risk methodology for every security type the funds may invest in.

19.	In the same Item 9 strategy paragraph for each Fund, please revise (i) to clarify that the foreign currency would be economically tied to an emerging market country.

Response: The Trust represents that the requested clarification has been made.

20.	Please disclose how being located in a country satisfies the economically tied test.

Response: In determining if a security is economically tied to a non-U.S. country, the Venerable World Equity Fund looks to the “country of risk” of the issuer, as discussed in the Fund’s Item 9 disclosure. To clarify, the Trust has replaced “located in” with “economically tied to” in the Fund's Item 4 and Item 9 disclosure.

21.	Please clarify supplementally whether being located in a country will be determined by applying the country at risk criteria or if different criteria will be used.

Response: As noted in response to Comment 20, the Trust has replaced “located in” with “economically tied to,” with respect to the Venerable World Equity Fund. In determining if a security is economically tied to a non-U.S. country, the Venerable World Equity Fund looks to the “country of risk” of the issuer, as discussed in the Fund’s Item 9 disclosure.

22.	We note that page 20 of the Statement of Additional Information states that each Fund is diversified under the Investment Company Act of 1940. Please disclose that in each Fund’s summary section of the prospectus.

Response: The Trust notes that Form N-1A requires only that a Fund’s status as non-diversified be disclosed in the Fund’s prospectus and that its status as diversified be disclosed in its Statement of Additional Information. Therefore, the Trust has not revised the current disclosure in the prospectus as it believes the current disclosure in the prospectus is appropriate and meets the requirements under Form N-1A.

23.	In the paragraph on page 21 of the Statement of Additional Information about the Funds’ concentration policy, please delete the statement that “[i]nvestments in other investment companies shall not be considered an investment in any particular industry.”

Response: The Trust notes that the quoted language is the first part of a sentence and, consistent with current interpretation of industry concentration, conveys that investment in shares of other investment companies does not itself represent an investment in any particular industry. The Trust notes that the second part of the sentence, which states that “a Fund will endeavor to take into consideration the investments of its underlying investment companies when determining compliance with its own industry concentration policy,” makes clear that the underlying investments of other investment companies may be investments in any particular industry and that the Funds will take those underlying investments into account when that information is available to them.

*          *          *          *          *

If you have any questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc:	Kristina Magolis, Venerable Variable Insurance Trust

APPENDIX A

Venerable US Large Cap Core Equity Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.60%	0.60%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.15%	0.15%
Total Annual Operating Expenses	1.05%	0.75%

1	Based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$107	$334
Class I	$77	$240

Venerable Emerging Markets Equity Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	1.01%	1.01%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.18%	0.18%
Total Annual Operating Expenses	1.49%	1.19%
Less Waivers and Reimbursements[2]	(0.05)%	(0.00)%
Total Annual Operating Expenses Less Waivers and Reimbursements	1.44%	1.19%

1	Based on estimated amounts for the current fiscal year.
2	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 1.44% for Class V shares and 1.19% for Class I shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$147	$461
Class I	$121	$378

Venerable World Equity Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.75%	0.75%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.15%	0.15%
Total Annual Operating Expenses	1.20%	0.90%
Less Waivers and Reimbursements[2]	(0.35)%	(0.00)%
Total Annual Operating Expenses Less Waivers and Reimbursements	0.85%	0.90%

1	Based on estimated amounts for the current fiscal year.
2	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 0.85% for Class V shares and 0.90% for Class I shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$87	$310
Class I	$92	$287